

07002481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2007
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 25, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VDM Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
45 Broadway
(No. and Street)

New York, (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Modena (646) 576-2813
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph P. Modena, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial position and supporting schedules pertaining to the firm of VDM Trading, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

KRISTINA M. MORRISON
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01MO6023599
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES APRIL 26, 20[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VDM Trading, LLC

Statement of Financial Condition

December 31, 2006
with Report of Independent Registered Public Accounting Firm

VDM Trading, LLC

Statement of Financial Condition

December 31, 2006

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of VDM Trading, LLC

We have audited the accompanying statement of financial condition of VDM Trading, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VDM Trading, LLC at December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2007

VDM Trading, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	311,729
Financial instruments owned, at fair value:		
Equity securities		19,464,167
Options		10,621,736
Receivable from broker-dealers and clearing organizations		5,221,826
Commissions receivable		67,712
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization of $88,679		546,214
Other assets		73,315
TOTAL ASSETS	$	36,306,699

LIABILITIES AND MEMBER'S EQUITY

Financial instruments sold, not yet purchased, at fair value:		
Equity securities	$	21,497,240
Options		9,730,826
Payable to affiliates		972,813
Other liabilities and accrued expenses		197,471
TOTAL LIABILITIES		32,398,350
MEMBER'S EQUITY		3,908,349
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	36,306,699

The accompanying notes are an integral part of this statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

VDM Trading, LLC (the "Company") is a New York limited liability company that was formed in October 2005 and commenced operations on April 25, 2006. It was initially formed to operate three different but related trading strategies: 1) as a remote market maker on the Chicago Board Options Exchange ("CBOE") as well as eventually an electronic market maker on other options exchanges; 2) as a market maker in listed Exchange Traded Funds ("ETFs"); and 3) as a proprietary high frequency trading group based on algorithms around derived fair value calculations. The Company conducts these activities through its leased seats and membership in the CBOE. The Company's sole member is Windmill Capital Holdings LLC ("Windmill"), which is 25% owned by the individual partners of Van der Moolen Specialists USA, LLC ("VDMS") and 75% owned by Mill Bridge IV, LLC, which is in turn wholly owned by Van der Moolen Holding, NV (the "Parent"), a Dutch company, listed on the New York and Amsterdam Stock Exchanges.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and accordingly, is exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company clears its securities transactions on a fully disclosed basis through Goldman Sachs Execution and Clearing, L.P. (the "clearing broker").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Estimates - The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2006. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Proprietary Transactions - Financial instruments owned and financial instruments sold, but not yet purchased, which include cash and derivative products (exchange traded options and futures) are recorded at fair value in the statement of financial condition. The fair value of equity securities and futures contracts is based on the last trade quoted on a national exchange, and the fair value of index and equity options is based on the midpoint of the last bid and offer quoted on the CBOE.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company clears its securities and options transactions through its clearing broker on a fully-disclosed basis. The payable to clearing broker represents amounts due in connection with the financing of proprietary positions and amounts on deposit. The clearing broker is the primary source of short-term financing for the Company, and that financing is collateralized by the financial instruments of the Company. The financial instruments are held and may be pledged by the clearing broker.

Interest received and paid is accounted for on the accrual basis and dividends are recognized on the ex-dividend date.

Substantially all of the Company's assets and liabilities are carried at fair value or at carrying amounts that approximate fair value because of the short term maturity of the instruments and/or bear interest at current market rates.

Proprietary securities transactions and related profit and loss are recorded on trade date, as if they had settled. Commission income is recognized on a settlement date basis, which is not materially different from trade date. An allowance provision for doubtful accounts is recognized for all commission receivables aged over 120 days.

Fixed assets - Fixed assets consist of computer equipment and software, which are depreciated on a straight-line basis over estimated useful lives of three to five years. Fixed assets are carried at cost less related accumulated depreciation and amortization. Software development expenses are capitalized under Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and amortized on a straight-line basis over three to five years.

Cash and cash equivalents - The Company defines cash and cash equivalents as short term, highly liquid investments with original maturities of less than ninety days.

Income Taxes - No provision has been made for federal and state income taxes, since the Company is a limited liability company which is not subject to such taxes. The Company's income or loss is reportable by the members on their individual income tax returns. The Company has provided for New York City Unincorporated Business Tax.

3. RELATED PARTY TRANSACTIONS

As of December 31, 2006 the Company has accrued a payable of $941,511 to VDMS and $31,302 to Curvalue Beheer B.V., both affiliates of the Parent. In the regular course of business they paid expenses that included legal, regulatory and employee compensation on behalf of the Company.

4. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. Exchange-traded derivatives are standardized contracts transacted through regulated exchanges and include futures and certain option contracts.

Derivatives financial instruments contain off-balance sheet risk, whereby changes in the market values of underlying securities or interest rates may result in changes in the values of the financial instruments in excess of the amounts recognized in the statement of financial condition. Through the use of hedging strategies, the Company attempts to reduce its exposure to market risks arising from the use of these financial instruments.

Options provide the option holder with the right, but not the obligation, to purchase or sell a financial instrument at a specified price on or before a specified future date. The Company receives premiums in exchange for bearing risk of unfavorable changes in the market values of the financial instruments underlying the options, which have been sold. The Company pays premiums for options which have been purchased.

In the normal course of business, the Company makes markets in exchange-traded options. Such market-making activities require the use of options, futures contracts, and long and short positions in equity securities to manage the Company's exposure to various market risks.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Financial instruments sold, but not yet purchased, represent obligations to deliver specified financial instruments at contracted prices, thereby creating liabilities to purchase such financial instruments at some time in the future at then-prevailing market prices, thus subjecting the Company to market risk.

Substantially all of the Company's cash and financial instruments are either held as collateral by the clearing broker against various margin obligations of the Company or deposited with such clearing broker for safekeeping purposes.

To the extent the Company has not borrowed the maximum amount available from the clearing broker with respect to such collateral and deposits, such excess represents available short-term

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (continued)

funding. The Company maintains short-term liquidity in the form of additional margin borrowings available from the clearing broker. This subjects the Company to liquidity risk, to the extent the clearing broker may choose to decrease the collateralized margin borrowings it makes available to the Company.

6. FIXED ASSETS

Fixed assets consist of the following as of December 31, 2006:

Computer and equipment	$	400,531
Software and Other		234,362
		634,893
Accumulated depreciation and amortization		(88,679)
	$	546,214

7. DEFERRED TAX ASSET

The Company has recorded a deferred tax asset of $66,435. There are no valuation allowances recorded against the deferred tax asset at December 31, 2006 as management believes it is more likely than not that all of the deferred tax asset will be realized.

8. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Based on Section (a)(6) of Rule 15c3-l, the Company does not apply haircuts on its financial instruments since the Company meets the definition of a market maker and permits the clearing broker to compute liquidating equity.

At December 31, 2006, the Company had net capital of approximately $3.25 million which was approximately $2.99 million in excess of the required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

9. SUBSEQUENT EVENT

On February 26, 2007, the National Association of Securities Dealers (the "NASD") granted the application of the Company for membership with the NASD, contingent upon the execution of a Membership Agreement by March 23, 2007.


END